EXHIBIT 99.4


                               ITEM 7 INFORMATION


           GE Capital Equity Investments, Inc. is a wholly-owned subsidiary of General Electric Capital Corporation, which in turn is a subsidiary of General Electric Capital Services, Inc. General Electric Capital Services, Inc. is a subsidiary of General Electric Company.











                                       22